Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO Financial Group Announces Executive Appointments

TORONTO, October 28, 2021 – BMO Financial Group today announced several executive appointments in support of its strategic priorities.

Deland Kamanga will be appointed Group Head, BMO Wealth Management and join the bank’s Executive Committee. In this role, Mr. Kamanga will lead the strategic direction of BMO Wealth Management, including Private Wealth Canada (BMO Nesbitt Burns and BMO Private Banking), U.S. Wealth Management, BMO Global Asset Management, BMO InvestorLine and BMO Insurance. He will report to Darryl White, Chief Executive Officer, BMO Financial Group.

Mr. Kamanga started his career with BMO Nesbitt Thomson in 1991, and since 2006 has served clients and led teams throughout BMO Capital Markets, including Structured Products, and as Head of Fixed Income, Currencies and Commodities. He has a track record as a proven leader, overseeing innovative product development, the acquisition of KGS-Alpha and Clearpool, and the implementation of large-scale technology and data strategies. Most recently, as Head of Global Markets, he led a high-performing team delivering markets-based solutions for corporate, institutional and government clients.

“I have very high confidence in the future of BMO Wealth Management under Del’s leadership. Wealth Management is well-positioned for growth – and we are investing to achieve it,” said Mr. White. “Del’s client focus, technical expertise, track record as a visionary strategist, and personal brand as a values-based manager defines his leadership.”

BMO Wealth is recognized for the strength of our Private Wealth franchises in Canada and the United States that deliver trusted advice to affluent individuals, families and businesses. In Canada, BMO Nesbitt Burns is one of the leading full-service investment firms, and BMO Private Banking has been named the best Private Bank in Canada by World Finance magazine for 11 consecutive years. BMO InvestorLine’s highly ranked platform for self-directed investors, as well as our cutting-edge digital hybrid advice services adviceDirect and SmartFolio are well positioned for the continued acceleration of online investing. BMO is also committed to growing its Global Asset Management business – a recognized leader and innovator in Exchange Traded Funds having led the market in net flows for 10 years, with intentions to expand further into the fast-growing alternatives and ESG spaces. BMO Insurance is a diversified insurance and wealth solutions provider and a leader in pension de-risking solutions.

Mr. Kamanga serves on the BMO Capital Markets Diversity, Equity & Inclusion Committee and is an Executive sponsor of Women in Capital Markets Return to Bay Street Program, BMO Black Professionals Network Canada, and BMO’s Black and Latino Advisory Council. He was recently awarded the prestigious 2021 Catalyst Champion Award in recognition of his trailblazing work accelerating progress for all women through workplace inclusion. He is also a Member of the SickKids Board of Trustees in Toronto.

Sharon Haward-Laird, General Counsel of BMO Financial Group, will be designated as the bank’s Executive Committee Sponsor for three areas of focus: Sustainability, the BMO for Women program, and Digital Currency.

“Sharon’s combination of senior business and corporate function leadership makes her a natural leader for growth opportunities that cut across our businesses and corporate areas,” said Mr. White. “She will lead our Executive Committee integration to achieve the alignment needed on these important future-focused initiatives.”

As General Counsel of BMO, Ms. Haward-Laird leads the bank’s legal & regulatory compliance groups. She is responsible for corporate governance, banking regulation and supervision, and litigation. She also oversees the bank’s ethics, ombudsman, sustainability, and investigations practices. She is a member of the bank’s Executive Committee and chairs the bank’s enterprise regulatory and reputation risk committees.

Dan Goldman and Levent Kahraman will be appointed Co-Heads of Global Markets. They will oversee all aspects of BMO’s leading market insights, risk management, best-in-class execution services and access to major markets across asset classes including debt, foreign exchange, interest rate, credit, equity, securitization, and commodities. Mr. Goldman and Mr. Kahraman will report to Dan Barclay, Chief Executive Officer & Group Head, BMO Capital Markets.

“Dan and Levent joined BMO in 2018 with the acquisition of KGS-Alpha, a fixed income broker-dealer they co-founded and grew to a market leader,” said Mr. Barclay. “Together they bring a wealth of management and trading experience and have been critical in driving our growth agenda as leaders of our securitized products business and recently, Co-Heads of Fixed Income, Currencies and Commodities.”

All appointments are effective November 1, 2021.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $971 billion as of July 31, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996